UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 2014

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐        No ☒

Material Event

EMBOTELLADORA ANDINA S.A.

Securities Registry N° 124

Santiago, December 16, 2014

Mr. Carlos Pavez Tolosa

Superintendent

Chilean Superintendence of Securities and Insurance

Dear Sir,

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law N° 18,045 of the Securities Market, in General Rule No. 30, and in Circular Letter N° 1,072 of this Superintendence, and being duly empowered to this effect, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its public offering securities or offerings, as a material event:

On December 15, 2014, the Company has rescued the totality of bonds issued through its agency in the Cayman Islands (“Notes”) in accordance with Indenture dated October 3, 1997, series 7 5/8% and series 7 7/8% for a total capital amount of US$100,000,000, each.

The rescue was agreed with Abisa Corp, a company established in the British Virgin Islands which was the holder of the totality of the Notes.

Given that Abisa Corp is a subsidiary of the Company, the reported operation will have no impact over Embotelladora Andina S.A.s’ consolidated debt.

Sincerely,

Jaime Cohen Arancibia
Corporate Legal Officer
Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, December 16, 2014